Exhibit 12.1

Ratio/Deficiency of Earnings to Fixed Charges

	Year Ended 12/31/07	Year Ended 12/31/08	Year Ended 12/31/09	Year Ended 12/31/10	Year Ended 12/31/11

Earnings:
Loss from continuing ops before taxes	(90,606)	(66,127)	(140,627)	(193,416)	(124,779)
Plus: Fixed charges, less preferred dividends	120,569	137,661	215,644	244,600	261,529
Plus: Current period amortization of interest capitalized in prior periods	516	519	538	543	549
Less: Capitalized interest	(248)	(223)	(225)	(391)	(225)

Total Earnings	30,231	71,830	75,330	51,336	137,074

Fixed Charges:
Interest Expense - cash	92,498	104,253	130,853	149,921	160,896
Capitalized interest	248	223	225	391	225
Interest Expense - non cash	—	412	49,897	60,070	63,629
Amortization of Debt Issue Costs	8,534	11,671	10,456	9,099	9,188
Interest Component of Operating Leases	19,290	21,102	24,213	25,119	27,591

Total Fixed Charges	120,569	137,661	215,644	244,600	261,529

Total Deficiency	$90,338	$65,831	$140,314	$193,264	$124,455